Exhibit 12(a)

Tennant
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Year ended December 31,					Nine months ended September 30,
Ratio of Earnings to Fixed Charges	2007	2008	2009	2010	2011	2011	2012

Profit (loss) before income taxes	$57,712	$17,575	($24,320)	$34,727	$48,730	$33,071	$41,262

Fixed Charges:
Interest expense	898	3,944	2,830	1,619	2,238	1,614	2,021
Amortization of debt expense	21	55	267	318	660	569	158
Interest component of rental expense (estimated)	4,549	4,980	4,936	5,405	5,792	4,322	4,345
Total Fixed Charges	5,468	8,979	8,033	7,342	8,690	6,505	6,524

Profit (loss) before income taxes plus fixed charges	$63,180	$26,554	($16,287)	$42,069	$57,420	$39,576	$47,786

Ratio of Earnings to Fixed Charges	11.6	3.0	(A)	5.7	6.6	6.1	7.3

(A) For the year ended December 31, 2009, earnings were inadequate to cover fixed charges. The deficiency of $24.3 million was due to a net loss of $26.3 million recorded in that year, which included a non-cash goodwill impairment charge.